# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INLIF LIMITED, CIK 0001991592
CUSIP: G4808M100
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town,, Nan'an City, China (F4), 362331
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002068218

## Reporting persons
- LIANKEN ENTERPRISE LIMITED: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 4,376,625; sole dispositive power 0; shared dispositive power 4,376,625; aggregate amount beneficially owned 4,376,625 (27.53% of the class)
  Comment: * Represents ordinary shares held by LIANKEN ENTERPRISE LIMITED as of May 13, 2025.
  
  ** Percentage of class is calculated based on 15,900,000 ordinary shares outstanding as of May 13, 2025, which information was provided by the Issuer to the Reporting Persons on May 13, 2025.
- Wenzao Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 4,376,625; sole dispositive power 0; shared dispositive power 4,376,625; aggregate amount beneficially owned 4,376,625 (27.53% of the class)
  Comment: * Represents ordinary shares indirectly held by Wenzao Huang through LIANKEN ENTERPRISE LIMITED as of May 13, 2025.
  
  ** Percentage of class is calculated based on 15,900,000 ordinary shares outstanding as of May 13, 2025, which information was provided by the Issuer to the Reporting Persons on May 13, 2025.

## Item 1. Issuer
Name of issuer: INLIF LIMITED
Address of issuer's principal executive offices: No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan'an City, Quanzhou, The People's Republic of China

## Item 2. Person Filing
Name of person filing:
LIANKEN ENTERPRISE LIMITED
Wenzao Huang

The shares reported herein are directly held by LIANKEN ENTERPRISE LIMITED. Wenzao Huang is the sole shareholder of LIANKEN ENTERPRISE LIMITED. Accordingly, Wenzao Huang may be deemed to indirectly beneficially own the securities of the Issuer held by LIANKEN ENTERPRISE LIMITED.
Address of principal business office or, if none, residence:
Address of LIANKEN ENTERPRISE LIMITED: Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

Business address of Wenzao Huang: No. 88, Hongdu Industrial Park, Honglai Town, Nan'an City, Quanzhou City, Fujian Province, China.
Citizenship:
LIANKEN ENTERPRISE LIMITED: British Virgin Islands
Wenzao Huang: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: N/A
Percent of class: N/A
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- LIANKEN ENTERPRISE LIMITED: /s/ Wenzao Huang, Wenzao Huang/Director (05/14/2025)
- Wenzao Huang: /s/ Wenzao Huang, Wenzao Huang (05/14/2025)